The Pennsylvania Avenue Funds

Sub-Item 77H: Change in Control of Registrant

On 2/28/2006, TD Waterhouse FBO Its Clients, 100 Wall Street, New York,
NY 10005 became a Control Person through the purchase of shares of the Registrant. As a result of this transaction, Mr. Neil Schaefer ceased to be a Control Person.

On 3/13/2006 Karen Doherty ceased to be a Control Person as a result of the purchase of shares by other persons.

On 3/17/2006 Pershing LLC FBO its clients, One Pershing Plaza, Jersey City, NJ 07399 became a Control Person as a result of the purchase of shares of the Registrant.